Exhibit 99.6

Emera Announces Q3 2018 Earnings and Updates Capital Plans

HALIFAX, Nova Scotia -- Today Emera (TSX: EMA) announced financial results for the third quarter ended September 30, 2018.

Q3 2018 and Year-to-Date Highlights:

Reported Net Income

●	Q3 2018 reported net income was $118 million, or $0.51 per common share, compared with net income of $81 million, or $0.38 per common share, in Q3 2017.
●	Year-to-date reported net income was $479 million, or $2.06 per common share, compared with net income of $494 million, or $2.32 per common share, in the 2017 period.

In Q3 2018 the company recorded a $23 million benefit related to the revaluation of deferred income taxes. This increased reported and adjusted earnings per share by $0.10 in both the quarter and year-to-date periods.

Adjusted Net Income (1)

●	Q3 2018 adjusted net income was $191 million, or $0.82 per common share, compared with $118 million, or $0.55 per common share, in Q3 2017.
●	Year-to-date adjusted net income was $504 million, or $2.17 per common share, compared with net income of $387 million, or $1.82 per common share, in the 2017 period.

Cash Flow

●	Year-to-date operating cash flow, before changes in working capital, increased $281 million, or 29 per cent, to $1,237 million, compared with $956 million in the 2017 period.

(1) See “Non-GAAP Measures” noted below.

“In Q3, we saw strong quarter over quarter increases across all of our operating companies, reinforcing our continuing expectation of strong results for the full year,” said Scott Balfour, President and CEO of Emera Inc. “Our performance in the quarter reflects how well positioned our businesses are to capitalize on the robust growth opportunities we have within the portfolio. During the quarter, we made significant progress in executing our initiatives in Florida, putting the first 145MW of solar into service with the second tranche of 260MW on track for early 2019.”

Update on Capital Plan

Emera also highlighted that over the 2019-2021 period, its primary sources of funding for its current capital investment profile is expected to consist of internally generated cash flows, debt raised at the operating company level in support of the growth profile of each business, and select asset sales. Together these funding sources are expected to minimize, and potentially eliminate, the Company’s external common equity needs beyond the Dividend Reinvestment Plan.

Financial Highlights:

For the	Three months ended		Nine months ended
millions of Canadian dollars (except per share amounts)	September 30		September 30
	2018	2017	2018	2017
Net income attributable to common shareholders	$118	$81	$479	$494
After-tax mark-to-market gain (loss)	(73)	(37)	(25)	107
Adjusted net income attributable to common shareholders(1)(2)	$191	$118	$504	$387

Earnings per common share – basic	$0.51	$0.38	$2.06	$2.32
Adjusted earnings per common share – basic (1)(2)	$0.82	$0.55	$2.17	$1.82

Weighted average shares of common stock outstanding - basic (millions of shares)	234	214	232	213

(1) See “Non-GAAP Measures” noted below.

(2) Adjusted net income and Adjusted earnings per common share exclude the effect of mark-to-market adjustments.

After-tax mark-to-market losses increased $36 million to $73 million in Q3 2018 compared to $37 million in Q3 2017, mainly due to changes in Emera Energy’s existing positions on gas contracts, partially offset by lower amortization of gas transportation assets in Q3 2018. Year-to-date, after-tax mark-to-market gains decreased $132 million to a $25 million loss in 2018 compared to a $107 million gain for the same period in 2017. This decrease, primarily related to Emera Energy, was due to changes in existing positions on long-term natural gas contracts in the first quarter of 2017 and a larger reversal of mark-to-market losses in the first quarter of 2017 compared to 2018, partially offset by lower amortization of gas transportation assets in 2018.

The weakening of the CAD increased earnings by $5 million and adjusted earnings by $8 million in Q3 2018 compared to Q3 2017. The strengthening of the CAD decreased earnings by $8 million and adjusted earnings by $3 million year-to-date in 2018 compared to the same period in 2017.

Consolidated Financial Review:

The following table highlights significant changes in adjusted net income from 2017 to 2018 in the third quarter and year-to-date periods.

For the	Three months ended	Nine months ended
millions of Canadian dollars	September 30	September 30
Adjusted net income – 2017 (1)(2)	$118	$387
Florida state tax apportionment	23	23
Emera Energy	20	78
Emera Florida and New Mexico	20	25
NSPI	8	(3)
Emera Maine	4	(5)
NSPML and LIL equity earnings	2	18
Other	(4)	(19)
Adjusted net income – 2018 (1)(2)	$191	$504

(1) See “Non-GAAP Measures” noted below.

(2) Excludes the effect of mark-to-market adjustments.

Segmented Results:

Emera reports its results in six operating segments: Emera Florida and New Mexico, Nova Scotia Power Inc. (“NSPI”), Emera Maine, Emera Caribbean, Emera Energy, and Corporate & Other.

For the	Three months ended September 30		Nine months ended September 30
millions of Canadian dollars (except per share amounts)	2018	2017	2018	2017
Adjusted net income
Emera Florida and New Mexico	$140	$120	$327	$302
NSPI	15	7	103	106
Emera Maine	17	13	33	38
Emera Caribbean (2)	14	12	31	30
Emera Energy (2)	19	(1)	76	(2)
Corporate & Other (2)	(14)	(33)	(66)	(87)
Adjusted net income (1)	$191	$118	$504	$387
After-tax mark-to-market gain (loss)	(73)	(37)	(25)	107
Net income attributable to common shareholders	$118	$81	$479	$494

EPS (basic)	$0.51	$0.38	$2.06	$2.32

Adjusted EPS (basic) (1)(2)	$0.82	$0.55	$2.17	$1.82

(1) See “Non-GAAP Measures” noted below.

(2) Excludes the effect of mark-to-market adjustments.

Emera Florida and New Mexico’s net income was $140 million in Q3 2018 compared to $120 million in Q3 2017. This increase was primarily due to higher AFUDC earnings and higher base rates as a result of the completion of the first tranche of solar projects at Tampa Electric, partially offset by higher depreciation and amortization expense. Year-to-date, Emera Florida and New Mexico’s CAD contribution to consolidated net income increased $25 million to $327 million from $302 million in 2017. This increase was primarily due to higher AFUDC earnings and higher base rates as a result of the expansion of the Polk Power Station and completion of the first tranche of solar projects at Tampa Electric, partially offset by higher depreciation and amortization expense. The increased contribution year-to-date also included higher sales volumes from customer growth and favorable weather.

NSPI’s net income was $15 million in Q3 2018 compared to $7 million in Q3 2017. NSPI’s net income year-to-date was $103 million compared to $106 million for the same period in 2017. NSPI’s net income increased in Q3 2018 as a result of increased sales volume due to load growth and weather and decreased fixed cost deferral expense. Year-to-date, NSPI’s contribution to consolidated net income decreased due to increased storm costs in the first quarter and increased depreciation expense, partially offset by increased sales volume due to load growth and decreased fixed cost deferral expense.

Emera Maine’s net income was $17 million in Q3 2018 compared to net income of $13 million in Q3 2017. Emera Maine’s net income year-to-date was $33 million compared to $38 million for the same period in 2017. The increase for the quarter was primarily due to decreased income tax expense. The year-to-date decrease was primarily due to increased OM&G and depreciation partially offset by decreased income tax expense. The year-to-date increase in OM&G was due to lower capitalized overheads, increased storm restoration work, higher medical costs, and regulatory adjustments related to the distribution rate case.

Emera Caribbean’s net income, adjusted to exclude mark-to-market gains, was $14 million in Q3 2018 compared to $12 million in Q3 2017. Emera Caribbean’s net income year-to-date, adjusted to exclude mark-to-market losses, of $31 million in 2018 was consistent with earnings of $30 million for the same period last year.

Emera Energy’s net income, adjusted to exclude mark-to-market losses, was $19 million in Q3 2018 compared to a $1 million loss in Q3 2017. This increase is primarily attributable to increased capacity prices and the favourable impact of warmer summer weather in 2018 across the Northeast on Emera Energy Services and Generation contributions. Emera Energy’s net income year-to-date, adjusted to exclude mark-to-market gains and losses, was $76 million compared to a $2 million loss for the same period in 2017. In addition to the items noted for the quarter, the year-to-date increase is also as a result of the favourable impact of cold weather in early 2018 in several of Emera Energy Services key market areas and an unplanned outage at the Bridgeport facility in 2017.

Corporate & Other’s net loss, adjusted to exclude mark-to-market, was $14 million in Q3 2018 compared to $33 million in Q3 2017. The decreased loss in the quarter primarily due to increased income tax recovery as a result of a change in Florida state tax apportionment factors and lower OM&G, partially offset by increased interest and preferred share expenses. Corporate & Other’s net loss year-to-date, adjusted to exclude mark-to-market, was $66 million compared to $87 million for the same period in 2017. In addition to the items noted in the quarter, the decreased year-to-date loss is also as a result of higher equity earnings from NSP Maritime Link (“NSPML”) and Labrador Island Link (“LIL”).

The Maritime Link went into service on January 15, 2018. Cash earnings from NSPML were $10 million in Q3 2018 and $40 million for the year-to-date compared to AFUDC earnings of $10 million in Q3 2017 and $26 million for the year-to-date period.

Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. The words “anticipates”, “believes”, “budget”, “could”, “estimates, “expects”, “forecasts”, “intends”, “may”, “plans”, “projects”, “schedule”, “should”, “targets”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information includes, but is not limited to, statements regarding: Emera’s revenue, earnings and cash flow; the growth and diversification of Emera’s business and earnings base; future annual net income and dividend growth; forecasted capital expectations; and the nature, timing and costs associated with certain capital projects. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, targets, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including its Annual Information Form, annual and interim Management’s Discussion and Analysis, and in the notes to Emera’s annual and interim financial statements, which filings can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference Friday, November 9, 2018 at 10:00am Atlantic time (9:00am Toronto/Montreal/New York; 8:00am Winnipeg; 7:00am Calgary; 6:00am Vancouver) to discuss the Q3 2018 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call until December 9, 2018 by dialing 1-800-585-8367 and entering pass code 9565839.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $30 billion in assets and 2017 revenues of more than $6 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target achieving a minimum of 75 per cent of its adjusted net income from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F and EMA.PR.H. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations:

Ken McOnie, 902-428-6945

ken.mconie@emera.com

Or

Erin Power, 902-428-6760

erin.power@emera.com

Media:

902-222-2683

media@emera.com